Exhibit 99.1

AVG Announces Results of Its Annual General Meeting of Shareholders

AMSTERDAM, June 10, 2016 /PRNewswire/ -- AVG Technologies N.V. (NYSE: AVG) today announced that it held its annual general meeting of shareholders on Thursday, June 9, 2016 where Jeffrey Ross has been appointed as a management board member / CFO of AVG’s management board for a period of four (4) years ending immediately following the AGM 2020. In addition, the general meeting of shareholders approved the proposed amendment to the Articles of Association of AVG Technologies N.V., effective as of June 9, 2016. Furthermore, the amended Articles of Association of AVG (which have been filed with the SEC on a Form 6-K) are available free of charge at the Investor Relations page (Corporate Governance section under Corporate Documents) of AVG’s website at investors.avg.com and on the SEC’s website at www.sec.gov.

About AVG Technologies (NYSE: AVG)

AVG is the leading provider of software services to secure devices, data and people. AVG’s award-winning consumer portfolio includes internet security, performance optimization, location services, data controls and insights, and privacy and identity protection, for mobile devices and desktops. The AVG Business portfolio, delivered through a global partner network, provides cloud security and remote monitoring and management solutions that protect small and medium businesses around the world.

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Contacts:	Europe: Camelia Isaic
US: Bonnie McBride	Tel: + 420 702 205 848
Tel: + 1 415 806 0385
Email: bonnie.mcbride@avg.com	Email: camelia.isaic@avg.com
IR team email: ir@avg.com
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